

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2013

Via E-mail
Pnina Fishman
Chief Executive Officer
Can-Fite BioPharma Ltd.
10 Bareket Street
Kiryat Matalon, P.O. Box 7537
Petah-Tikva 49170, Israel

Re: **Can-Fite BioPharma Ltd.**
   Amendment No. 2 to Draft Registration Statement on Form 20-F
   Filed June 14, 2013
   CIK No. 0001536196

Dear Dr. Fishman:

We have reviewed your amended registration statement and correspondence dated June 14, 2013, and have the following comment.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Pre-Clinical Studies of CF102, page 51

1. We note your response to our prior comment 21 and reissue the comment in part. Please expand your disclosure on page 51 to indicate whether any adverse events were experienced by patients in the second round of Phase II clinical studies of CF102.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Austin Stephenson at (202) 551-3192, Bryan Pitko at (202) 551-3203, or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Robert L. Grossman, Esq.
        Greenberg Traurig, P.A.